Filed by Woori Bank

Pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended

Subject Company: Woori Bank

Commission File No. 333-226345

Date: November 8, 2018

Important Information

In connection with its proposed establishment of a financial holding company, Woori Bank has filed and will file important documents with the United States Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-4 and amendments thereto and related documents. Investors are urged to carefully read all such documents when they become available because they will contain important information. Investors may obtain copies of the documents, when available, free of charge on the SEC’s website at www.sec.gov, as well as from Woori Bank on the Investor Relations section of its website at www.wooribank.com.

Forward-Looking Statements

This communication contains forward-looking information and statements about Woori Bank and the financial holding company to be established. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 are generally identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Woori Bank’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Woori Bank, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Woori Bank, including on Form 20-F and on Form F-4. Woori Bank undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

*            *             *

On November 8, 2018, Woori Bank filed with the Korea Exchange an Amended Report of a Material Event (the “Amended Report”), reflecting the following amendment to an Amended Report of a Material Event originally filed with the Korea Exchange on September 20, 2018 (an English language summary of which was filed by Woori Bank with the Securities and Exchange Commission on the same date pursuant to Rule 425 under the Securities Act of 1933, as amended):

Item	Prior to amendment	As amended
16. Other matters necessary for an investor’s decision	—	(8) On November 7, 2018, the Company received approval from the Financial Services Commission for the establishment of Woori Financial Group Inc. (expected name), and the candidates for the executive officers of Woori Financial Group Inc. (expected name) determined by the board of directors on November 8, 2018 are as follows.

		Name	Date of Birth	Term*	Experience	Other
		Tae-Seung Sohn	May 16, 1959	Until the end of the annual general meeting of shareholders for FY2019	• Executive Vice President of the Global Business Unit of Woori Bank • Head of the Global Business Unit of Woori Bank • (Current) President and Chief Executive Officer of Woori Bank	Standing Director (Representative Director, President and Chief Executive Officer)

Sung-Tae Ro	September 3, 1946	Until the end of the annual general meeting of shareholders for FY2020	• President of Korea Economic Research Institute • President of Hanwha Life Economic Research Institute • Advisor to Hanwha Life Economic Research Institute	Outside Director (Member of the Audit Committee)
Sang- Yong Park	February 21, 1951	Until the end of the annual general meeting of shareholders for FY2020	• Chairman of Public Fund Oversight Committee • (Current) Honorary Professor at the School of Business at Yonsei University	Outside Director
Chan- Hyoung Chung	February 15, 1956	Until the end of the annual general meeting of shareholders for FY2020	• Vice Chairman of Korea Investment Management Co., Ltd. • Representative Director of POSCO Capital • (Current) Advisor to POSCO Capital	Outside Director (Member of the Audit Committee)

Zhiping Tian	February 22, 1966	Until the end of the annual general meeting of shareholders for FY2020

•   Vice President of Industrial and Commercial Bank of China (“ICBC”), Branch of Sichuan Province

•   Director-General Manager of ICBC Middle East Limited / ICBC London Limited

•   (Current) Vice Managing Director of Beijing FUPU DAOHE Investment. Management Ltd

Outside Director
Dong-Woo Chang	January 21, 1967	Until the end of the annual general meeting of shareholders for FY2020	• Representative Partner of IMM Investment Management • (Current) Chief Executive Officer and Representative Director of IMM Investment Corp.	Outside Director (Member of the Audit Committee)
Chang-Sik Bae	December 8, 1963	Until the end of the annual general meeting of shareholders for FY2019

•   Bankruptcy Trustee of the Korea Deposit Insurance Corporation

•   Head of Department of Settlement and Recovery Planning 2 of the Korea Deposit Insurance Corporation

•   (Current) Head of the Office of Human Resources Development at the Korea Deposit Insurance Corporation

Non-Standing Director

*  Commencement of term: Date of registration of the establishment of the holding company

    Please note that the determination of the board of directors above becomes effective upon approval of the stock transfer plan at the general meeting of shareholders expected to take place on December 28, 2018.

The following is an English language summary of the Amended Report, reflecting the above amendment.

AMENDED REPORT OF A MATERIAL EVENT

– RESOLUTION REGARDING STOCK TRANSFER

1. Transaction type				Stock transfer
- Form of stock transfer				Not applicable
2. Counterparty for stock transfer	A.	Name of company

Woori Bank (the “Company”)

(Please see “16. Other matters necessary for an investor’s decision—(1)” for 2.B through F for each of Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (including Woori Bank, collectively, the “Stock Transfer Companies”).)

	B.	Representative		Tae-Seung Sohn
	C.	Main business		Banking
	D.	Relationship with the company		—
	E.	Total number of issued shares	Common shares	676,000,000
			Class shares	—
	F.	Summary financial information for the most recent fiscal year (in Won)	Total assets	316,295,461,166,850
			Total liabilities	295,730,561,030,343
			Total equity	20,564,900,136,507
			Capital stock	3,381,391,855,000
3. Stock transfer ratio

Woori Bank : Woori Financial Group = 1:1.0000000

Woori FIS : Woori Financial Group =
1:0.2999709

Woori Finance Research Institute : Woori Financial Group =
1:0.1888161

Woori Credit Information : Woori Financial Group =
1:1.1037294

Woori Fund Services : Woori Financial Group =
1:0.4709031

Woori Private Equity Asset Management : Woori Financial Group =
1:0.0877992

4. Basis of calculation of stock transfer ratio

Through a comprehensive stock transfer (the stock transfer”), Woori Bank, a listed company, and Woori FIS, Woori Finance Research Institute, Woori Credit Information, Woori Fund Services and Woori Private Equity Asset Management, all unlisted companies, will become wholly-owned subsidiaries of the newly-established Woori Financial Group Inc. (preliminary; “Woori Financial Group”). One share of common stock of Woori Financial Group will be issued and allocated for one share of common stock of Woori Bank, a listed company, and with respect to unlisted companies Woori FIS, Woori Finance Research Institute, Woori Credit Information, Woori Fund Services and Woori Private Equity Asset Management, shares of common stock of Woori Financial Group will be issued and allocated to the shareholders of such companies based on a valuation of their stock pursuant to Article 165-4 of the Financial Investment Services and Capital Markets Act and Articles 176-6 and 176-5 of its Enforcement Decree.

(1)   Transfer price of the parent company (Woori Financial Group)

The transfer price was calculated by allocating one share of common stock of Woori Financial Group per one share of common stock of Woori Bank.

(2)   Transfer price of the listed company (Woori Bank) becoming a wholly-owned subsidiary

The transfer price is the reference price calculated in accordance with Article 165-4 of the Financial Investment Services and Capital Markets Act and Article 176-5 of its Enforcement Decree, which is the arithmetic mean of (i) the weighted average of the closing share prices for the most recent one-month period, (ii) the weighted average of the closing share prices for the most recent one-week period and (iii) the closing share price as of the most recent date, using a calculation date (i.e., June 18, 2018) which is one day prior to the earlier of (A) the date of the resolution of the board of directors (i.e., June 19, 2018) and (B) the execution date of the comprehensive stock transfer plan (i.e., June 19, 2018). Such reference price was applied without any discounts or premiums, notwithstanding their allowance within a range of 30% (10% for stock transfers between affiliated companies) under Article 176-5, Paragraph 1(1) of the Enforcement Decree of the Financial Investment Services and Capital Markets Act.

•   Weighted average of the closing share prices for the most recent one-month period (May 21, 2018~June 18, 2018): Won 15,988

•   Weighted average of the closing share prices for the most recent one-week period (June 12, 2018~June 18, 2018): Won 16,427

•   Closing share price as of the most recent date (June 18, 2018): Won 16,350

•   Arithmetic mean of (i), (ii) and (iii): Won 16,255

•   Transfer price: Won 16,255

(3)   Transfer prices of the unlisted companies becoming wholly-owned subsidiaries

In accordance with Article 165-4 of the Financial Investment Services and Capital Markets Act and Article 176-5 of its Enforcement Decree, the intrinsic value of each unlisted company was determined by calculating the weighted average of the asset value and the earnings value after applying a factor of 1 and 1.5, respectively thereto, pursuant to Article 176-5 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act, Article 5-13 of the Regulation on Securities Issuance and Disclosure and Articles 4 through 8 of its Detailed Enforcement Rules.

(A)  Transfer price of Woori FIS

•   Asset value: Won 6,642

•   Earnings value: Won 3,699

•   Intrinsic value: Won 4,876

•   Transfer price: Won 4,876

(B)  Transfer price of Woori Finance Research Institute

•   Asset value: Won 5,734

•   Earnings value: Won 1,293

•   Intrinsic value: Won 3,069

•   Transfer price: Won 3,069

(C)  Transfer price of Woori Credit Information

•   Asset value: Won 27,035

•   Earnings value: Won 11,879

•   Intrinsic value: Won 17,941

•   Transfer price: Won 17,941

(D)  Transfer price of Woori Fund Services

•   Asset value: Won 5,706

•   Earnings value: Won 8,954

•   Intrinsic value: Won 7,655

•   Transfer price: Won 7,655

(E)  Transfer price of Woori Private Equity Asset Management

•   Asset value: Won 6,704

•   Earnings value: Won (2,091)

•   Intrinsic value: Won 1,427

•   Transfer price: Won 1,427

5. Matters relating to external appraisal	External appraisal	Yes
	- Basis and reasons	The external appraisal of the appropriateness of the stock transfer ratios for the comprehensive stock transfer was conducted pursuant to Article 165-4, Paragraph 1(3) of the Financial Investment Services and Capital Markets Act and Article 176-6, Paragraph 3 of its Enforcement Decree.
	Name of external appraisal organization	Samil PricewaterhouseCoopers
	External appraisal period	May 14, 2018~June 18, 2018
	Opinion of the external appraisal organization	As a result of its review, as of the date of its report (i.e., June 18, 2018), the external appraisal organization did not find any reason to believe that the stock transfer ratios were not calculated in accordance with the method of calculation of stock transfer consideration pursuant to Articles 176-5 and 6 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act, Article 5-13 of the Regulation on Securities Issuance and Disclosure and Articles 4 to 8 of its Enforcement Rules in any material respect.
6. Purpose of the stock transfer		To establish a financial holding company structure through the stock transfer to increase customer satisfaction, generate synergies and maximize profitability, by creating an integrated system among affiliated companies and effectively providing various financial services, as well as comprehensive one-stop asset management services customized for clients based on active expansion of non-banking and global business operations
7. Material effects of the stock transfer

(1)   Effects on the Company’s management

•   The Korea Deposit Insurance Corporation (the “KDIC”), Woori Bank’s largest shareholder, currently has an 18.43% ownership interest as of the date of submission of this report; however, upon completion of the stock transfer, Woori Financial Group will become the largest shareholder of Woori Bank with 100% ownership interest, and the Stock Transfer Companies, including Woori Bank, will continue to exist as independent entities.

•   In the stock transfer, shareholders of Woori Bank will be issued and allocated new shares of Woori Financial Group, a newly-established company, based on the ratio of 1:1.0000000. (Please see “4. Basis of calculation of stock transfer ratio” for details on the stock transfer ratios.)

•   Accordingly, the KDIC, currently Woori Bank’s largest shareholder, will continue to maintain the position of the largest shareholder of Woori Financial Group, a newly-established company, without change in the ownership structure, and Woori Financial Group will have six subsidiaries (Woori Bank, Woori FIS, Woori Finance Research Institute, Woori Credit Information, Woori Fund Services and Woori Private Equity Asset Management) after its establishment pursuant to the stock transfer.

•   Subsequent to the establishment of the holding company, the addition of Woori Card Co., Ltd. and Woori Investment Bank Co., Ltd. as subsidiaries of such holding company will be reviewed, and new companies are also expected to be added as subsidiaries of such holding company as strategically necessary through new establishments or acquisitions, which will be publicly disclosed when the plans therefor are confirmed.

(2)   Effects on the Company’s finances and operations

•   As a stock transfer between a parent company and a wholly-owned subsidiary, the stock transfer is not expected to have a material effect on a consolidated basis, and accordingly, the stock transfer is not expected to have a material effect on the financial structure of Woori Bank, as a wholly-owned subsidiary. Improvements in certain performance indicators (e.g., BIS ratio) and credit profile may result in a decrease in funding costs.

•   In addition, Woori Bank will become a wholly-owned subsidiary of Woori Financial Group that accounts for a substantial majority of Woori Financial Group’s assets and business, which is highly unlikely to result in an adverse effect to the Company’s operations.

•   The establishment of Woori Financial Group is expected to lead to an efficient management structure that can effectively respond to external changes, such as changes in regulations and the earlier conversions of our competitor banks to financial holding company structures, a higher enterprise value achieved through enhanced profitability from the maximization of synergies among affiliated companies, and sustainable growth from the strengthening of customer convenience and other competitive factors.

8. Stock transfer schedule	Date of stock transfer plan	June 19, 2018
	Record date for determining shareholders for the general meeting of shareholders	November 15, 2018
	Closure period of the shareholder register	Start date	November 16, 2018
		End date	November 20, 2018
	Period for filing notice of objection to the stock transfer	Start date	December 7, 2018
		End date	December 27, 2018
	Date of the general meeting of shareholders to approve the stock transfer (expected)	December 28, 2018
	Period for exercising appraisal rights	Start date	December 28, 2018
		End date	January 7, 2019

	Period for submission of old share certificates	Start date	December 29, 2018
		End date	January 10, 2019
	Period for suspension of trading (expected)	January 9, 2019~February 12, 2019
	Effective date of stock transfer	January 11, 2019
	Delivery of new share certificates (expected)	February 12, 2019
	Listing of new shares (expected)	February 13, 2019
9. Name of parent company after the stock transfer		Woori Financial Group Inc.

10. Details regarding exercise of appraisal rights	Conditions for exercise

Pursuant to Articles 360-22 and 360-5 of the Commercial Code, Article 165-5 of the Financial Investment Services and Capital Markets Act and Article 62-2 of the Financial Holding Company Act, shareholders who have submitted a written notice of objection to the resolution of the board of directors approving the stock transfer may exercise their appraisal rights by providing the Company with a written statement specifying the class and the number of shares with respect to which appraisal rights are being exercised, within 10 days after the date of the resolution of the general meeting of shareholders to approve the stock transfer. Appraisal rights may be exercised with respect to all or a portion of the shares owned by a shareholder as of the record date for determining shareholders for the general meeting of shareholders.

However, pursuant to Article 165-5 of the Financial Investment Services and Capital Markets Act and Article 176-7 of its Enforcement Decree, appraisal rights will only be granted if (a) a shareholder can prove that the applicable shares owned by such shareholder were acquired prior to the public notice of the resolution of the board of directors, or the shareholder, despite having acquired such shares after such public notice of the resolution of the board of directors, can prove that, by the business day after the date of such public notice, (i) a purchase agreement for such shares had been executed, (ii) a loan agreement for such shares had been terminated, or (iii) a legal act relating to the acquisition of such shares had been taken, and (b) such shareholder has maintained the ownership of such shares from the business day after the date of the public notice of the resolution of the board of directors until the date of the exercise of such appraisal rights. Appraisal rights will be lost with respect to shares that were sold and then repurchased during such period.

Shareholders satisfying all the conditions above may exercise appraisal rights with respect to all or a portion of the shares owned as of the record date for determining shareholders for the general meeting of shareholders, and shareholders who have submitted a written notice of their objection to the resolution of the board of directors approving the stock transfer but vote in favor of the stock transfer at the general meeting of shareholders may not exercise their appraisal rights.

Expected share purchase price	Won 16,079
Procedures, method, timeframe and location for exercise

(1)   Procedures for notice of objection

Pursuant to Articles 360-22 and 360-5 of the Commercial Code and Article 165-5 of the Financial Investment Services and Capital Markets Act, shareholders opposing the stock transfer among those registered in the shareholder register as of the record date (i.e., November 15, 2018) must notify the Company in writing of their objection to the resolution of the board of directors approving the stock transfer by the day prior to the date of the general meeting of shareholders (i.e., December 27, 2018).

However, beneficial owners that have entrusted their shares to a securities company must notify such securities company of their objection. In such case, the notice of objection must be conveyed no later than three business days prior to the date of the general meeting of shareholders. A securities company must collect and convey such notices of objection to the Korea Securities Depository (the “KSD”) at least two business days prior to the date of the general meeting of shareholders. The KSD must notify the Company of the beneficial owners’ objections on behalf of such owners by the day prior to the date of the general meeting of shareholders.

(2)   Period for filing notice of objection

•   Start date: December 7, 2018

•   End date: December 27, 2018

(3)   Method of exercising appraisal rights

Pursuant to Articles 360-22 and 360-5 of the Commercial Code, Article 165-5 of the Financial Investment Services and Capital Markets Act and Article 62-2, Paragraph 2 of the Financial Holding Company Act, a shareholder that has provided a written notice of objection may exercise its appraisal rights by requesting that the Company purchase the shares owned by such shareholder in a written statement specifying the class and the number of such shares along with the share certificates held by such shareholder, within 10 days after the date of the general meeting of shareholders. Such appraisal rights may be exercised with respect to all or a portion of the shares owned by such shareholder.

However, beneficial owners that have entrusted their shares to a securities company may exercise their appraisal rights by filing with such securities company an application to exercise the appraisal rights with respect to such entrusted shares. If a beneficial owner files such an application by two business days prior to the end of the appraisal right exercise period, the KSD will apply for the appraisal rights on behalf of such beneficial owners.

(4)   Exercise period

Pursuant to Articles 360-22 and 360-5 of the Commercial Code and Article 165-5 of the Financial Investment Services and Capital Markets Act, a shareholder that has provided a written notice of its objection to the resolution of the board of directors approving the stock transfer may exercise its appraisal rights by requesting that the Company purchase the shares owned by such shareholder; however, pursuant to Article 62-2, Paragraph 2 of the Financial Holding Company Act, the appraisal right exercise period will be shortened from 20 days to 10 days after the date of the resolution of the board of directors, as follows:

•   Start date: December 28, 2018

•   End date: January 7, 2019

(5)   Filing location

•   Shareholders registered in the shareholder register: 51, Sogong-ro, Jung-gu, Seoul (Woori Bank, Future Strategy Department)

•   Beneficial owners that have entrusted their shares to a securities company: relevant securities company

Schedule and method for payment of share purchase price

(1)   Payment schedule

Payment is expected to be made within one month after the last day of the appraisal right exercise period (expected payment date: January 8, 2019).

(2)   Payment method

•   Shareholders registered in shareholder register: by transfer of funds to the registered bank accounts of such shareholders

•   Beneficial owners that have entrusted their shares to a securities company: by transfer of funds to the registered trading accounts of the beneficial owners at the relevant securities companies

Limitations on appraisal rights	Pursuant to Article 165-5 of the Financial Investment Services and Capital Markets Act and Article 176-7 of its Enforcement Decree, appraisal rights will only be granted if (a) a shareholder can prove that the applicable shares owned by such shareholder were acquired prior to the public notice of the resolution of the board of directors, or the shareholder, despite having acquired such shares after such public notice of the resolution of the board of directors, can prove that, by the business day following the date of such public notice, (i) a purchase agreement for such shares had been executed, (ii) a loan agreement for such shares had been terminated, or (iii) a legal act relating to the acquisition of such shares had been taken, and (b) such shareholder has maintained the ownership of such shares from the business day after the date of the public notice of the resolution of the board of directors until the date of the exercise of such appraisal rights. Appraisal rights will be lost with respect to shares that were sold and then repurchased during such period.

Exercise of appraisal rights cannot be revoked or withdrawn without the Company’s approval, and shareholders who have submitted a written notice of their objection to the resolution of the board of directors approving the stock transfer but vote in favor of the stock transfer at the general meeting of shareholders may not exercise their appraisal rights.

In addition, in the event the stock transfer procedures are suspended, including due to the stock transfer plan becoming ineffective or terminated, the Stock Transfer Companies may not purchase the shares with respect to which appraisal rights were exercised, as such exercise of appraisal rights will also become void.

	Effect on the stock transfer plan	In the event the objecting shareholders of a Stock Transfer Company exercise appraisal rights in respect of a number of shares exceeding 15% of the total issued shares of common stock of such Stock Transfer Company, each Stock Transfer Company may decide to suspend the stock transfer by a resolution of its board of directors, and in such case, the stock transfer procedures may be suspended.
	11. Applicability of back door listing	Not applicable
	12. Satisfaction of back door listing conditions of a third-party entity	Not applicable
	13. Date of resolution of the board of directors	June 19, 2018
- Attendance of outside directors	Attending	5
	Not attending	—
	- Attendance of statutory auditors (audit committee members that are not outside directors)	Yes
	14. Agreement for put options, etc.	No
- Content of agreement
	15. Requirement for submission of securities registration statement	Applicable
- If exempt from submission, reason

16. Other matters necessary for an investor’s decision

(1)   2.B through F for each Stock Transfer Company in “2. Counterparty for stock transfer” above are as follows. “2.F. Summary financial information for the most recent fiscal year” is based on each Stock Transfer Company’s fiscal year 2017 consolidated financial statements.

A. Name of company		Woori FIS	Woori Finance Research Institute	Woori Credit Information	Woori Fund Services	Woori Private Equity Asset Management
B. Representative		Jae-Hyun Cho	Kwang-Hae Choi	Hong-Hee Kim	Hyeong-Min Park	Kyung-Woo Kim
C. Main business		Financial ICT service	Financial and economic research	Debt collection and lease research	General administration and management	Asset management
D. Relationship with the Company		Subsidiary	Subsidiary	Subsidiary	Subsidiary	Subsidiary
E. Total number of issued shares	Common shares	4,900,000	600,000	1,008,000	2,000,000	6,000,000
	Class shares	—	—	—	—	—
F. Summary financial information for the most recent fiscal year (millions of Won)	Total assets	103,932	3,790	33,635	12,653	42,894
	Total liabilities	71,386	350	6,383	1,242	2,670
	Total equity	32,546	3,440	27,252	11,411	40,224
	Capital stock	24,500	3,000	5,040	10,000	30,000

(2)	The calculation method for “Expected share purchase price” in “10. Details regarding exercise of appraisal rights” is as follows.

•

Calculation method: Pursuant to Article 62-2, Paragraph 3(1) of the Financial Holding Company Act, Article 33-2, Paragraph 1 of its Enforcement Decree, Article 165-5 of the Financial Investment Services and Capital Markets Act and Article 176-7, Paragraph 3(1) of its Enforcement Decree, the expected share purchase price is the arithmetic mean (with any amount less than Won 1 rounded up to a whole number) of (i) the weighted average of the closing share prices for the most recent two-month period, (ii) the weighted average of the closing share prices for the most recent one-month period, and (iii) the weighted average of the closing share prices for the most recent one-week period, using a calculation date which is the day prior to the resolution of the board of directors and based on the actual number of shares traded during the relevant period.

•	Expected share purchase price relating to the exercise of appraisal rights: Won 16,079 (calculation date: June 18, 2018)

A.	Weighted average of the closing share prices for the most recent two-month period: Won 15,822

B.	Weighted average of the closing share prices for the most recent one-month period: Won 15,988

C.	Weighted average of the closing share prices for the most recent one-week period: Won 16,427

Arithmetic mean of A, B and C: Won 16,079

(3)	Among the Stock Transfer Companies, Woori Bank and Woori Credit Information may distribute profits until the effective date of the stock transfer up to the amounts set forth in the table below:

Name of Stock Transfer Company	Maximum amount of dividends (in millions of Won)
Woori Bank	505,000
Woori Credit Information	1,008

(4)	Conditions to the completion of the stock transfer under the stock transfer plan:

•	Approval for the establishment of a financial holding company from the Financial Services Commission must be obtained pursuant to Article 3 of the Financial Holding Company Act.

•

In the event the objecting shareholders of a Stock Transfer Company exercise appraisal rights in respect of a number of shares exceeding 15% of the total issued common stock of such Stock Transfer Company, each Stock Transfer Company may decide to suspend the stock transfer by a resolution of its board of directors, and in the case of such suspension, such Stock Transfer Company must provide written notice to the other Stock Transfer Companies.

•	In such a case, the remaining Stock Transfer Companies may amend the stock transfer plan or suspend the comprehensive stock transfer procedures by a resolution of their respective board of directors.

(5)	The matters and schedule set forth above are subject to change through consultation with or approval of the relevant regulatory authorities or consultation among the Stock Transfer Companies, etc.

(6)	Matters relating to the stock transfer that have not been determined by the board of directors, including details relating to the schedule and procedures, are delegated to the representative director.

(7)

The procedures relating to the stock transfer will be conducted pursuant to the Commercial Code, with application of the special regulations of Article 62-2 of the Financial Holding Company Act. A summary of the special regulations that apply to the stock transfer is set forth below.

Item	Commercial Code	Special regulations of the Financial Holding Company Act (Article 62-2)
Appraisal right exercise period for objecting shareholders	Shareholders who have submitted a written notice of objection to the resolution of the board of directors approving a stock transfer prior to the general meeting of shareholders may exercise their appraisal rights within 20 days after the date of the resolutions adopted at the general meeting of shareholders. (Articles 360-22 and 360-5, Paragraph 1 of the Commercial Code)	Shareholders who have submitted a written notice of objection to the resolution of the board of directors approving a stock transfer prior to the general meeting of shareholders may exercise their appraisal rights within 10 days after the date of the resolutions adopted at the general meeting of shareholders.
Period of public disclosure of documents, including the stock transfer plan	For a period of six months from the date that is two weeks prior to the general meeting of shareholders for the approval of a stock transfer, documents including the stock transfer plan must be kept at the headquarters. (Article 360-17, Paragraph 1 of the Commercial Code)	For a period of six months from the date that is seven days prior to the general meeting of shareholders for the approval of a stock transfer, documents including the stock transfer plan must be kept at the headquarters.

Period for submission of old share certificates	With respect to the cancellation process of the share certificates, a company shall provide public notice that share certificates must be submitted to the company within a period exceeding one month and shall separately give notice to each shareholder and pledgee recorded in the register of shareholders. (Article 360-19, Paragraphs 1 and 2 of the Commercial Code)	With respect to the cancellation process of the share certificates, a company shall provide public notice that share certificates must be submitted to the company within a period of not less than five days and shall separately give notice to each shareholder and pledgee recorded in the register of shareholders.
Payment schedule for objecting shareholders’ appraisal right exercise	In the event shareholders exercise appraisal rights, the company must purchase the shares within two months after the last day of the appraisal right exercise period. (Article 374-2, Paragraph 2 of the Commercial Code)	In the event shareholders exercise appraisal rights, the company must purchase the shares within one month after the last day of the appraisal right exercise period.

(8)

On November 7, 2018, the Company received approval from the Financial Services Commission for the establishment of Woori Financial Group Inc. (expected name), and the candidates for the executive officers of Woori Financial Group Inc. (expected name) determined by the board of directors on November 8, 2018 are as follows.

Name	Date of Birth	Term*	Experience	Other
Tae-Seung Sohn	May 16, 1959	Until the end of the annual general meeting of shareholders for FY2019	• Executive Vice President of the Global Business Unit of Woori Bank • Head of the Global Business Unit of Woori Bank • (Current) President and Chief Executive Officer of Woori Bank	Standing Director (Representative Director, President and Chief Executive Officer)
Sung-Tae Ro	September 3, 1946	Until the end of the annual general meeting of shareholders for FY2020	• President of Korea Economic Research Institute • President of Hanwha Life Economic Research Institute • Advisor to Hanwha Life Economic Research Institute	Outside Director (Member of the Audit Committee)
Sang-Yong Park	February 21, 1951	Until the end of the annual general meeting of shareholders for FY2020	• Chairman of Public Fund Oversight Committee • (Current) Honorary Professor at the School of Business at Yonsei University	Outside Director

Chan-Hyoung Chung	February 15, 1956	Until the end of the annual general meeting of shareholders for FY2020	• Vice Chairman of Korea Investment Management Co., Ltd. • Representative Director of POSCO Capital • (Current) Advisor to POSCO Capital	Outside Director (Member of the Audit Committee)
Zhiping Tian	February 22, 1966	Until the end of the annual general meeting of shareholders for FY2020

•   Vice President of Industrial and Commercial Bank of China (“ICBC”), Branch of Sichuan Province

•   Director-General Manager of ICBC Middle East Limited / ICBC London Limited

•   (Current) Vice Managing Director of Beijing FUPU DAOHE Investment. Management Ltd

Outside Director
Dong-Woo Chang	January 21, 1967	Until the end of the annual general meeting of shareholders for FY2020	• Representative Partner of IMM Investment Management • (Current) Chief Executive Officer and Representative Director of IMM Investment Corp.	Outside Director (Member of the Audit Committee)
Chang-Sik Bae	December 8, 1963	Until the end of the annual general meeting of shareholders for FY2019

•   Bankruptcy Trustee of the Korea Deposit Insurance Corporation

•   Head of Department of Settlement and Recovery Planning 2 of the Korea Deposit Insurance Corporation

•   (Current) Head of the Office of Human Resources Development at the Korea Deposit Insurance Corporation

Non-Standing Director

*	Commencement of term: Date of registration of the establishment of the holding company

Please note that the determination of the board of directors above becomes effective upon approval of the stock transfer plan at the general meeting of shareholders expected to take place on December 28, 2018.

Related public disclosures

•	January 26, 2017 response to inquiry (rumors or reports): unconfirmed

•	February 24, 2017 response to inquiry (rumors or reports): unconfirmed

•	August 24, 2017 response to inquiry (rumors or reports): unconfirmed

•	February 23, 2018 response to inquiry (rumors or reports): unconfirmed

•	May 21, 2018 response to inquiry (rumors or reports): unconfirmed

•	This Report of Material Event replaces the unconfirmed responses to the inquiries above